COMMENTS RECEIVED ON SEPTEMBER 11, 2009

FROM SALLY SAMUEL

FIDELITY RUTLAND SQUARE TRUST II (File No. 811-21991)

Strategic Advisers Small Cap Portfolio

PRELIMINARY PROXY STATEMENT FILED ON SEPTEMBER 11, 2009

SHAREHOLDER MEETING DATE OCTOBER 13, 2009

1. Notice

C: The Staff requests disclosure related to the default investment option be included (in Bold) as part of the Notice in the proxy statement. (Comment also applies to Fidelity Strategic Advisers Mid Cap Value Portfolio)

R: To address the Staff's comment, the disclosure will be modified as follows (underlined added):

"NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the Meeting) of Fidelity Strategic Advisers Small Cap PortfolioSM (the Fund), will be held at an office of Fidelity Rutland Square Trust II (the Trust), 245 Summer Street, Boston, Massachusetts 02210 (at the corner of Summer Street and Dorchester Avenue, next to Boston's South Station), on October 13, 2009, at 9:00 a.m. Eastern time. The purpose of the Meeting is to consider and act on the following proposal, and to transact such other business as may properly come before the Meeting or any adjournments thereof.

1. To approve the liquidation of the Fund (Liquidation) pursuant to a plan of liquidation and dissolution (Liquidation Plan)

In the event that Contract Holders approve the Liquidation Plan and a Contract Holder has not elected to move its Contract value to a new investment option prior to the Liquidation Date, upon the Liquidation, said Contract value will be reinvested into the corresponding class of the default investment option, the Fidelity VIP Money Market Portfolio, a fund managed by an affiliate of the Companies and Strategic Advisers.

The Board of Trustees has fixed the close of business on August 17, 2009 as the record date for the determination of the Shareholders of the Fund entitled to notice of, and to vote at, such Meeting and any adjournments thereof."

2. Intro

"Strategic Advisers has advised the Trust that certain shares are registered to Strategic Advisers or a Strategic Advisers affiliate. To the extent that Strategic Advisers or a Strategic Advisers affiliate has discretion to vote any shares, these shares will be voted at the Meeting in proportion to the voting instructions that are received from Contract Holders. Otherwise, these shares will be voted in accordance with the plan or agreement governing the shares. Although the terms of the plans and agreements vary, generally the shares must be voted either (i) in accordance with instructions received from Contract Holders or (ii) in accordance with instructions received from Contract Holders and, for Contract Holders who do not vote, in the same proportion as certain other Contract Holders have voted."

C: The Staff questioned the accuracy and need for the underlined language, given previous disclosure related to voting in the proxy. (Comment also applies to Fidelity Strategic Advisers Mid Cap Value Portfolio)

R: To address the Staff's comment, the disclosure will be modified as follows ([brackets] deleted):

"Strategic Advisers has advised the Trust that certain shares are registered to Strategic Advisers or a Strategic Advisers affiliate. To the extent that Strategic Advisers or a Strategic Advisers affiliate has discretion to vote any shares, these shares will be voted at the Meeting in proportion to the voting instructions that are received from Contract Holders. [Otherwise, these shares will be voted in accordance with the plan or agreement governing the shares. Although the terms of the plans and agreements vary, generally the shares must be voted either (i) in accordance with instructions received from Contract Holders or (ii) in accordance with instructions received from Contract Holders and, for Contract Holders who do not vote, in the same proportion as certain other Contract Holders have voted.]"

3. Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.